Simpson Thacher & Bartlett LLP

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PALO ALTO, CA 94304

TELEPHONE: +1-650-251-5000 FACSIMILE: +1-650-251-5002
Direct Dial Number +1-650-251-5060	E-mail Address rcapelouto@stblaw.com

April 11, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 4561

Washington, DC 20549

Attention: Maryse Mills-Apenteng, Esq.

Re:	Denali Holding Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed March 11, 2016
File No. 333-208524

EMC Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed March 11, 2016
File No. 001-09853

Ladies and Gentlemen:

Denali Holding Inc. (the “Company”) hereby submits its responses to the Commission staff’s comments on the above-referenced submission (the “registration statement”) contained in the staff’s letter to the Company dated March 30, 2016. The Company has responded to all of the staff’s comments. The staff’s comments are duplicated below in italicized text. The Company’s responses are set forth in plain text immediately following the applicable comment.

The Company has also revised the registration statement in response to the staff’s comments, and is filing concurrently with this letter amendment no. 3 to the registration statement (the “amended registration statement”), which reflects these revisions and generally updates the information contained therein. The Company also is providing supplementally to the staff copies of the amended registration statement marked to show all changes to the submission made on March 11, 2016. In addition, the amended registration statement includes updates to the “Selected Denali Unaudited Pro Forma Condensed Combined Financial Data” and “Denali Unaudited Pro Forma Condensed Combined Financial Statements” sections of the registration statement to reflect the anticipated disposition of Dell Services, which will be accounted for as discontinued operations, as if such disposition had occurred on February 2, 2013.

Amendment No. 2 to Denali Holding Inc.’s Registration Statement on Form S-4

General

Securities and Exchange Commission

April 11, 2016

1.	We note the information provided in response to prior comment 1 regarding the attribution of Denali’s revenues, expenses, assets and liabilities to the Class V Group that you intend to provide in your quarterly and annual reports. Since your attribution begins with “VMware Virtual Infrastructure within EMC” segment information, please confirm that this will continue to be a separate reportable segment of Denali.

Response: In response to the staff’s comment, the Company confirms that it intends for VMware to be a separate reportable segment of the Company.

2.	Also, we note that the “Pro Forma Class V Group” column and the “Class V Group net income” line item represent 100% of VMware’s business; however, the Class V Group will initially be composed of Denali’s post-closing economic interest in the VMware business, which is approximately 81%. Please revise your proposed disclosures in order to more clearly reflect the attributions to the Class V Group. We suggest the following revisions.

Revenue	and expense disclosures:

•	Rename the “Pro Forma Class V Group” column to “VMware” and clarify that you do not intend to refer to this disclosure as “pro forma.”

•	Rename the “Class V Group net income” line item to “VMware net income.”

•	Include a separate section that begins with “VMware Net income” and exclude the “VMware Virtual Infrastructure within EMC” and “Adjustments/Eliminations” columns. This section should reconcile to “Class V Common Stock economic interest in VMware.”

•	Rename “Class V Group income attributable to Denali” line item to “Denali’s economic interest in VMware.”

Balance	sheet information:

•	Rename the “Class V Group” column to “VMware.”

•	Retitle the “Total net assets” to “VMware total net assets.”

•	Include a separate section below “VMware total net assets” that begins with that line item and reconciles to “Class V stockholders’ allocated interest in Class V Group.” This reconciliation should include the header “Class V Group January 29, 2016.”

Response: In response to the staff’s comment, the Company has revised the information previously provided in response to prior comment 1 as shown in Appendix A attached hereto.

3.	Please include an introductory paragraph clearly stating that this information is intended solely to show the attribution of assets, liabilities, revenue and expenses to the Class V Group in accordance with the tracking stock policy. Clarify that the individual income and expense line items as reflected in the VMware column are for informational purposes and do not represent the actual income and expenses of the Class V Group. Also state that the Class V stockholders do not have any direct ownership interest in, or recourse against, the assets and liabilities as disclosed and include a statement that the financial information could change in the future based on allocations or reallocations of assets and liabilities to the Class V Group.

Response: In response to the staff’s comment, the Company has revised the information previously provided in response to prior comment 1 as shown in Appendix A attached hereto.

Securities and Exchange Commission

April 11, 2016

4.	You state that the merger agreement requires Denali to use reasonable best efforts to cause the shares of Class V Common Stock to be approved for listing on the New York Stock Exchange (NYSE) or Nasdaq. In this regard, you disclose that you will apply for listing on the NYSE under the symbol “DVMT.” Please advise which listing standards of the NYSE you would qualify to list under and explain how you meet those requirements. Provide similar information should you decide, in the alternative, to list on Nasdaq. Please advise on the status of your listing application and whether you have been approved or pre-approved to list on any national securities exchange, with or without certain conditions being met. If you have received conditional listing approval, please advise of those conditions.

Response: The Company advises the staff that the Company’s listing is in process with the NYSE. The Company will respond with a further update (and appropriate revisions to the registration statement) in a subsequent filing.

Questions and Answers

Summary of Certain Material Terms of the Merger and the Class V Common Stock, page 1

5.	Please revise the penultimate sentence in the first sub-bullet point beginning on page 2 to clarify that altering the assets or liabilities attributed to the Class V Group may result in a change to the amount of DHI Group’s retained interest in the Class V Group.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 3 of the amended registration statement.

6.	We note the revised disclosure in response to prior comment 4. Please revise the first bullet point on page 3 to state clearly that the DHI Group and the Class V Group are not separate legal entities and cannot own assets.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 3 of the amended registration statement. Conforming changes have also been made on other pages where such disclosure is repeated.

Q: How many shares of Class V Common Stock will be outstanding following the completion of the merger and how does this compare to the current public float of VMware Class A common stock?, page 18

7.	We note your revised disclosure in response to prior comment 14. It is still unclear why you believe that comparing the liquidity of the Class V Common Stock to the VMware Class A common stock is necessary. Please explain why you believe this comparison is appropriate or remove any reference to the VMware Class A common stock when discussing the potential liquidity of the Class V Common Stock.

Response: In response to the staff’s comment, the Company has deleted the above-referenced question and answer from the amended registration statement.

Risk Factors

Risk Factors Relating to the Combined Company

Securities and Exchange Commission

April 11, 2016

“The MD stockholders and the SLP stockholders will be able to continue to strongly influence or effectively control decisions. . . ,” page 50

8.	Please explain the term “Reference Number.”

Response: In response to the staff’s comment, the Company has revised the disclosure on page 50 of the amended registration statement.

Management of Denali after the Merger

Management Information, page 129

9.	Please identify the persons who will serve as the Group I Directors of Denali and provide all of the information required by Item 18(a)(5)(ii) and (a)(7) of Form S-4. Your revised disclosure should include information responsive to Items 401, 402, 403 and 404 of Regulation S-K, as applicable.

Response: The Company advises the staff that the Company has not yet identified the persons who will serve as the Group I Directors of the Company following the completion of the merger. The Company is therefore unable to include in the registration statement the information required by Items 18(a)(5)(ii) and (a)(7) of Form S-4 with respect to the Group I Directors. The Company expects to determine the persons who will serve as Group I Directors prior to the completion of the merger.

Executive Compensation

Compensation Discussion and Analysis of Denali

Executive Compensation Philosophy and Core Objectives, page 135

10.	Please disclose that Messrs. Dell and Durban, current members of the executive committee, will also serve on the compensation committee.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 135 of the amended registration statement.

Individual Compensation Components

Individual Performance Modifier, page 137

11.	Please describe the elements of individual performance and/or contributions that are taken into account to determine the individual modifier. See Item 402(b)(2)(vii) of Regulation SK. Similarly, discuss the specific achievements considered in determining each special incentive bonus.

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 137 and 138 of the amended registration statement.

Proposal 1: Approval of the Merger Agreement

Background of the Merger, page 156

Securities and Exchange Commission

April 11, 2016

12.	We note the revised disclosure of the September 2, 2015 meeting on page 167 in response to prior comment 23. Please revise further to discuss the material issues related to the comparative strategic merits, the execution risks, and stakeholder considerations.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 167 of the amended registration statement.

EMC’s Reasons for the Merger; Recommendation of the EMC Board of Directors, page 177

13.	We note your revised disclosure in response to prior comments 25 and 26. Please clarify whether the board considered as a negative factor that the Class V Common Stock may not directly correlate to the market price of the VMware Class A common stock, as discussed with each of Morgan Stanley and Evercore.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 181 of the amended registration statement.

14.	We note your revised disclosure in response to prior comment 27. Please revise to outline the board’s views and clarify whether it believes there is a likelihood that the trading price of Class V Common Stock will bear a relationship to the trading price of VMware Class A common stock. In addition, explain your reference to “the possibility of a premium or discount affecting the implied value of the merger consideration.”

Response: In response to the staff’s comment, the Company has revised the disclosure on page 178 of the amended registration statement.

Denali Unaudited Pro Forma Condensed Combined Financial Statements

Pro Forma Adjustments to the Statement of Loss

Note (h), page 282

15.	Please tell us how you determined the 155 million shares of DHI Group common stock for purposes of your pro forma EPS calculations.

Response: The Company advises the staff that the 155 million shares of DHI common stock was calculated based on the assumed issuance at the consummation of the merger of $4.25 billion of common equity at a fixed price of $27.50 per share. As discussed in the registration statement, the Company has obtained committed equity financing for up to $4.25 billion in the aggregate from Michael S. Dell and a separate property trust for the benefit of Mr. Dell’s wife, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC, funds affiliated with Silver Lake Partners and Temasek, which will be paid in exchange for DHI Group common stock at the completion of the merger. For the purposes of the pro forma EPS calculation, the Company has assumed payment of the entire $4.25 billion that has been committed. The Company also has assumed the per share price of such shares to be $27.50 based on the terms of the applicable common stock purchase agreements. The calculation on the basis of these assumptions results in the estimated issuance of approximately 155 million shares of DHI Group common stock.

Securities and Exchange Commission

April 11, 2016

16.	Since the Class V stockholders do not have a direct interest in VMware’s business, please remove the first two line items of the table and begin with “Pro forma Class V Group income attributable to Denali.”

Response: In response to the staff’s comment, the Company has revised the disclosure on page 291 of the amended registration statement.

Description of Denali Capital Stock Following the Merger

Denali Common Stock, page 287

General

17.	You state that the 343 million shares of Class V Common Stock “authorized to be issued” will initially have a one-to-one relationship to approximately 65% of the number of shares of VMware common stock currently owned by EMC. Please remove the reference to 65% or revise to refer to the 223 million share of Class V Common Stock initially to be issued.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 295 of the amended registration statement.

Certain Adjustments to the Number of Retained Interest Shares, page 295

18.	Please discuss the circumstances under which a transfer or allocation of assets between the DHI Group and the Class V Group would result in an increase or decrease in the Number of Retained Interest Shares. Please consider defining the term “retained interest” on page i.

Response: In response to the staff’s comment, the Company has revised the disclosure on pages iii and 304 of the amended registration statement.

Security Ownership of Certain Beneficial Owners and Management

Beneficial ownership as of March 1, 2016, page 335

19.	Please remove the disclaimers of beneficial ownership in footnotes (2) and (7) relating to shares held by the SLD Trust and MSD Partners (GP), LLC. Instruction 2 to Item 403 of Regulation S-K states that beneficial ownership pursuant to Item 403 is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. This comment also applies to footnote (2) on page 337.

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 343 through 345 of the amended registration statement.

Notes to Audited Consolidated Financial Statements

Note 4—Fair Value Measurements

Common Stock Purchase Agreements, page F-25

Securities and Exchange Commission

April 11, 2016

20.	We note that you determined the agreements with Michael S. Dell, the MSD Partners Funds, and Silver Lake Partners are effectively capital commitments and not remeasured to fair value while the agreement with Temasek is recorded as an asset and marked to market. Please explain further the following:

•	what impact, if any, the issuance of Class V Common Stock will have on the price protection provisions;

•	how each party individually has control over when and at what price Parent will issue new shares; and

•	why the accounting treatment differs and specifically, why the price protection feature would not have a similar impact for both the related and unrelated party agreements.

Provide the specific accounting guidance you relied upon in your analysis.

Response: In response to the staff’s first question, the Company advises the staff that each of the common stock purchase agreements referred to above contains similar language, whereby any issuance of Class V Common Stock is expressly excluded as a trigger for the price protection provisions. The Company has highlighted below the language in the price protection provisions of the agreements that contains the exclusion. As a result of this provision in all of the common stock purchase agreements, the issuance of Class V Common Stock will have no impact on the price protection provisions or the price per share to be paid by the purchasers under these agreements.

Michael. S. Dell and Susan Lieberman Dell Separate Property Trust Agreement:

“Section 4.8. Purchase Price. In the event that, at any time from the date hereof until the Closing Date, Parent issues or agrees to issue, directly or indirectly, any shares of any class of common stock of Parent (or securities convertible into or exchangeable or exercisable for shares of common stock of Parent with a conversion or exercise price) at a per share price less than the Price Per Share (other than (a) shares of Class V Common Stock, (b) grants of equity awards to directors, officers or employees, or consultants or advisors described in Rule 701(c)(1) under the Securities Act, of Parent or its Subsidiaries pursuant to the 2013 Plan (or any bona fide additional or replacement plan for equity or equity-based grants to such persons) that are approved by the board of directors of Parent or a committee thereof in accordance with Parent’s policies for approval of equity grants to such persons and (c) shares issuable upon exercise of warrants, options or other rights outstanding as of the date hereof or grants described in clause (b)), then the Per Share Purchase Price shall automatically be reset to such lower price and the number of Shares being purchased will be increased to the amount necessary to maintain the same Aggregate Purchase Price.”

MSD Partners Funds / Silver Lake Partners Agreements:

“Section 4.9. Purchase Price. In the event that, at any time from the date hereof until the Closing Date, Parent issues or agrees to issue, directly or indirectly, any shares of any class of common stock of Parent (or securities convertible into or exchangeable or exercisable for shares of common stock of Parent with a conversion or exercise price) at a per share price less than the Price

Securities and Exchange Commission

April 11, 2016

Per Share (other than (a) shares of Class V Common Stock, (b) grants of equity awards to directors, officers or employees, or consultants or advisors described in Rule 701(c)(1) under the Securities Act, of Parent or its Subsidiaries pursuant to the 2013 Plan (or any bona fide additional or replacement plan for equity or equity-based grants to such persons) that are approved by the board of directors of Parent or a committee thereof in accordance with Parent’s policies for approval of equity grants to such persons and (c) shares issuable upon exercise of warrants, options or other rights outstanding as of the date hereof or grants described in clause (b)), then the Per Share Purchase Price shall automatically be reset to such lower price and the number of Shares being purchased will be increased to the amount necessary to maintain the same Aggregate Purchase Price.”

Temasek Agreement:

“Section 4.11. Purchase Price. In the event that, at any time from the date hereof until the Closing Date, Parent issues or agrees to issue, directly or indirectly, any shares of any class of common stock of Parent (or securities convertible into or exchangeable or exercisable for shares of common stock of Parent with a conversion or exercise price) at a per share price less than the Per Share Purchase Price (other than (a) shares of Class V Common Stock, (b) grants of equity awards to directors, officers or employees, or consultants or advisors described in Rule 701(c)(1) under the Securities Act, of Parent or its Subsidiaries pursuant to the 2013 Plan (or any bona fide additional or replacement plan for equity or equity-based grants to such persons) that are approved by the board of directors of Parent or a committee thereof in accordance with Parent’s policies for approval of equity or equity-based grants to such persons), or (c) shares issuable upon exercise of warrants, options or other rights outstanding on the date hereof or of grants described in clause (b), then the Per Share Purchase Price shall automatically be reset to such lower price, and the number of Shares being purchased will be maintained, and the Aggregate Purchase Price correspondingly reduced.”

In response to the staff’s second question, the Company advises the staff that the Company considered the following factors:

•	Mr. Dell’s and the Susan Lieberman Dell Separate Property Trust’s record ownership of approximately 70% of the outstanding common stock of the Company.

•	The MSD Partners Funds’ record ownership of approximately 4% of the outstanding common stock of the Company.

•	Silver Lake Partners’ record ownership of approximately 24% of the outstanding common stock of the Company.

•

Mr. Dell and two Managing Directors of Silver Lake Partners (Egon Durban and Simon Patterson) are the only board members of the Company, with Mr. Dell having majority control of the board pursuant to provisions in the Company’s certificate of incorporation. Thus, these three individuals have sole control over the issuance of new shares of Company common stock. Further, under the existing sponsors stockholder agreement of the Company,

Securities and Exchange Commission

April 11, 2016

the consent of Silver Lake Partners is required to amend the common stock purchase agreements with Mr. Dell, the Susan Lieberman Dell Separate Property Trust and the MSD Partners Funds.

•	The three Denali directors have acted collectively, and will continue to act collectively, to consummate the EMC transaction.

•	The EMC transaction, including decisions with respect to financing and the negotiation of the transaction documents, were driven by Mr. Dell and Silver Lake Partners on behalf of the Company.

•	Temasek, an unrelated party, is currently not an owner of the Company and will have no control over when or at what price the Company will issue new shares.

In response to the staff’s third question, the Company advises the staff as follows regarding the accounting conclusions that were made with respect to each of the related and unrelated parties to the agreements:

As described above, each agreement contains a price protection provision which states that if additional shares of Company common stock (excluding Class V Common Stock and certain other issuances) are issued at a price below $27.50, then the price per share set forth in the agreements for the purchase of Company common stock will reset to a lower price. The number of shares issued will remain the same for the Temasek common stock purchase agreement, resulting in a reduced aggregate equity commitment by Temasek. However, in the case of the common stock purchase agreements with the existing stockholders (Mr. Dell, the MSD Partners Funds, and Silver Lake Partners), the number of shares to be purchased pursuant to each agreement will increase to ensure that the aggregate cash commitment for the existing stockholders of $4.25 billion remains constant.

The Company has concluded that all of the agreements constitute forward sales contracts that are not within the scope of ASC 480 Distinguishing Liabilities from Equity.

In general, forward sales contracts do not fall within the scope of ASC 480, although the Company recognizes that there are certain types of forward sale contracts that could potentially be considered within the framework of ASC 480, such as a prepaid forward contract to deliver a variable number of the reporting entity’s own shares for a fixed monetary amount, or a forward contract to sell redeemable shares. The common stock purchase agreements are simply a commitment by each investor to exchange cash for Company shares at a future date. No cash or other consideration was received at the time of entry into the agreement that would require the issuance of shares to settle an obligation. As a result, the instrument in question is not categorized as a type of forward contract subject to ASC 480.

As the instrument does not fall within the scope of ASC 480, the next step in the evaluation of accounting treatment was to analyze the agreements as freestanding financial instruments to determine if they meet the requirements for equity classification under ASC 815-40 Derivatives and Hedging – Contracts in Entity’s Own Equity, paragraphs 15-5 through 8. Pursuant to that accounting guidance, if an instrument does not meet the definition of a derivative, and is not considered indexed to the reporting entity’s own stock, it is required to be classified as an asset or a liability. The subsequent measurement of an instrument with these characteristics is not specified. The Company’s related analysis was as follows:

Securities and Exchange Commission

April 11, 2016

•	First, the Company concluded that the instruments do not meet the definition of a derivative, because they do not have the characteristic of net settlement criteria required under ASC 815-10-15-99 through 139 (the shares of common stock issuable pursuant to each agreement are not publicly traded, and therefore are not readily convertible to cash).

•	Second, the Company analyzed whether each freestanding financial instrument is considered to be indexed to the Company’s own stock and thus requires equity classification. Evaluating the guidance in ASC 815-40-15-7C through 7H, the Company observed that the agreements include the price protection provision, which precludes the instruments from being considered indexed to the Company’s own stock.

ASC 815-40-15-8A provides that an instrument that is not considered indexed to an entity’s own stock should be classified as an asset or liability, but does not provide further guidance with respect to the appropriate subsequent accounting and measurement. Therefore, the Company concluded that the appropriate accounting treatment should be determined by analyzing the terms of the instrument and the nature of the transaction giving rise to its issuance, as follows:

•	With respect to the common stock purchase agreement with Temasek, an unrelated party, the price protection provision is substantive and therefore the Company concluded that the Temasek common stock purchase agreement is a freestanding financial instrument that should be classified as an asset or liability, initially recorded at fair value, with changes in fair value recorded in earnings.

•	With respect to the agreements with Michael S. Dell and the Susan Lieberman Dell Separate Property Trust, the MSD Partners Funds, and Silver Lake Partners, the Company concluded that these forward sale contracts are treated as assets/liabilities, initially recorded at a fair value of zero, based on ASC 815 guidance. However, given the degree of control and influence that Mr. Dell and Silver Lake Partners can exercise, including control over when and at what price the Company will issue new shares, as well as the fact that the common stock purchase agreements were entered into solely for the purpose of financing the merger, the Company believes that subsequent accounting should follow an equity model with further recognition occurring at the time the shares are purchased.

EMC Corporation’s Revised Preliminary Proxy Statement on Schedule 14A

21.	Please revise EMC Corporation’s Revised Preliminary Proxy Statement in accordance with the above comments, as applicable.

Response: The Company advises the staff that concurrently with the filing of the amended registration statement, EMC will be filing a revised Preliminary Proxy Statement on Schedule 14A, which has been revised in accordance with the above comments and the responses thereto.

Securities and Exchange Commission

April 11, 2016

If the staff has any questions or requires additional information concerning the amended registration statement or related matters, please contact the undersigned at (650) 251-5060 or, in my absence, Christopher May of our firm at (713) 821-5666.

Sincerely,

/s/ Richard Capelouto

Richard Capelouto, Esq.
Simpson Thacher & Bartlett LLP

cc:	Richard J. Rothberg

Senior Vice President, General Counsel and

Secretary

Dell Inc.

Janet B. Wright

Vice President — Corporate, Securities &

Finance Counsel

Dell Inc.

Christopher R. May, Esq.

Simpson Thacher & Bartlett LLP

Richard J. Parrino, Esq.

Kevin K. Greenslade, Esq.

Hogan Lovells US LLP

Paul T. Dacier, Esq.

Executive Vice President, General Counsel and

Assistant Secretary

EMC Corporation

Margaret A. Brown, Esq.

Laura P. Knoll, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Securities and Exchange Commission

April 11, 2016

Appendix A

The information presented below is intended solely to show the attribution of assets, liabilities, revenue and expenses to the Class V Group in accordance with the Company’s tracking stock policy. The individual income and expense line items as reflected in the VMware column are for informational purposes and do not represent actual income and expenses of the Class V Group. The Class V stockholders do not have any direct ownership interest in, or recourse against, the assets and liabilities attributed to the Class V Group. Holders of DHI Group common stock and Class V Common Stock will be stockholders of a single company and subject to all risks associated with an investment in the Company and all of its businesses, assets and liabilities. This financial information could change in the future based on allocations or reallocations of assets and liabilities to the Class V Group.

(in millions)	VMware Virtual Infrastructure within EMC Fiscal Year Ended December 31, 2015	Adjustments / Eliminations (1)	VMware Fiscal Year Ended December 31, 2015
Revenue:
Products	$2,723	$(3)	$2,720
Services, including software related	3,902	(51)	3,851

Total revenue	6,625	(54)	6,571
Cost of revenues	845	173	1,018

Gross margin	5,780	(227)	5,553
Operating expenses:
Selling, general, and administrative	2,606	444	3,050
Research, development, and engineering	1,066	240	1,306

Total operating expenses	3,672	684	4,356

Operating income (loss)	2,108	(911)	1,197
Interest and other income (expense), net	34	(18)	16

Income before income taxes	2,142	(929)	1,213
Income tax provision	398	(182)	216

VMware net income	1,744	(747)	997

Reconciliation from VMware net income to Class V Common Stock economic interest in VMware:

Fiscal Year Ended January 29, 2016 (1)
VMware net income	997
Less: Net income attributable to non-controlling interests	(191)

Denali’s economic interest in VMware	806
Less: DHI Group’s 35% retained interest in VMware	(282)

Class V Common Stock economic interest in VMware	524

(1) As the Company’s fiscal year end differs from EMC’s, for the purposes of this disclosure all Company information is presented using the Company’s fiscal year end of January 29, 2016.

Securities and Exchange Commission

April 11, 2016

Balance Sheet Information:	VMware as of January 29, 2016 (5)
Total assets (1)(2)	15,746
Total liabilities (1)(2)	7,823

VMware total net assets	7,923

Inter-group assets (3)	xx
Inter-group liabilities (3)	xx
Reconciliation from VMware total net assets to Class V Common Stock allocated interest in Class V Group:

Class V Group as of January 29, 2016
VMware total net assets	7,923
Less: non-controlling interests (4)	(1,482)
Less: DHI Group’s 35% retained interest in VMware	(2,254)

Class V stockholders’ allocated interest in Class V Group	4,187

(1) Represents VMware’s unadjusted assets/liabilities as of December 31, 2015 as reported in their annual report on Form 10-K.

(2) There have been no changes to the allocation of assets/liabilities between the Class V Group and the DHI Group in the current period.

(3) After the completion of the merger, the Company intends to supplementally provide the amount of inter-group assets/liabilities that may arise between the DHI Group and the Class V Group in accordance with the tracking stock policy. The tracking stock policy states that any ordinary course commercial inter-group transactions are intended, to the extent practicable, to be on terms consistent with terms that would be applicable to arm’s-length dealings with unrelated third parties. For example, if the DHI Group provided a service to the Class V Group and had not yet been paid for that service as of a period end date, the balance sheet for the Class V Group would reflect a payable to the DHI Group. The Company does not currently have the information necessary to provide an amount for this example disclosure because the acquisition has not yet been completed.

(4) Reflects the impact of non-controlling interests on net assets attributable to the Company. EMC had an ownership interest of 81.3% of VMware’s outstanding common shares as of December 31, 2015.

(5) As the Company’s fiscal year end differs from EMC’s, for the purposes of this disclosure all Company information is presented using the Company’s fiscal year end of January 29, 2016.